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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/09/29: To represent subsidiary United Semiconductor Japan Co., Ltd. and subsidiary UMC Group Japan on the announcement of merger

99.2                 Announcement on 2020/10/16: Represent subsidiary Nexpower Technology Corporation to announce its board's resolution to dissolve and liquidate the Company

99.3                 Announcement on 2020/10/21: UMC will convene Q3 2020 Investor Conference

99.4                 Announcement on 2020/10/08: September Revenue

99.5                 Announcement on 2020/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To represent subsidiary United Semiconductor Japan Co., Ltd. and subsidiary UMC Group Japan on the announcement of merger

1. Type of merger and acquisition (e.g. merger, spin-off, acquisition, or share transfer): merger

2. Date of occurrence of the event: 2020/09/29

3. Names of companies participating in the merger and acquisition (e.g., name of the other company participating in the merger, newly established company in a spin-off, acquired company, or company whose shares are transferred):

United Semiconductor Japan Co., Ltd. and UMC Group Japan

4. Trading counterparty (e.g., name of the other company participating in the merger, company spinning off, or trading counterparty to the acquisition or share transfer):

United Semiconductor Japan Co., Ltd. merges UMC Group Japan

5. Whether the counterparty of the current transaction is a related party: yes

6. Relationship between the trading counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), explanation of the reasons for the decision to acquire from or transfer shares to an affiliated enterprise or related party, and whether it will affect shareholders’ equity:

United Semiconductor Japan Co., Ltd., the Company’s subsidiary with 100% ownership

UMC Group Japan, the Company’s subsidiary with 100% ownership

7. Purpose of the merger and acquisition: Simplify investment structure and integrate the consolidation of resources

8. Anticipated benefits of the merger and acquisition: Consolidation of resources and re-organization

9. Effect of the merger and acquisition on net worth per share and earnings per share:

The merger between subsidiaries of the Company will not create impact to net worth per share and earnings per share

10. Share exchange ratio and calculation assumptions:

According to the local laws and regulations, no share conversion ratio applies due to the reorganization of the inter-group companies.

11. Whether the CPA, lawyer or securities underwriter issued an unreasonable opinion regarding the transaction: n/a

12. Name of accounting, law or securities firm: n/a

13. Name of CPA or lawyer: n/a

14. Practice certificate number of the CPA: n/a

15. Estimated date of completion: November 1, 2020

16. Matters related to the assumption of corporate rights and obligations of the dissolving company (or spin-off) by the existing or newly-established company:

United Semiconductor Japan Co., Ltd. will carry 100% assets and liabilities of UMC Group Japan after the merger

17. Basic information of companies participating in the merger:

United Semiconductor Japan Co., Ltd.: semiconductor wafer fabrication

UMC Group Japan: sales office in Japan

18. Matters related to the spin-off (including estimated value of the business and assets planned to be transferred to the existing company or new company. The total number of shares to be acquired by the spun-off company or its shareholders, and their respective types and no. Matters related to the reduction, if any, in capital of the spun-off company) (note: not applicable for announcements unrelated to spin-offs): n/a

19. Conditions and restrictions for future transfer of shares resulting from the merger and acquisition: n/a

20. Other important terms and conditions: n/a

21. Any objections from directors to the transaction: none

22. Whether the transaction involved in change of business model: n/a

23.Details on change of business model:

After UMC Group Japan merged into United Semiconductor Japan Co., Ltd., United Semiconductor Japan Co., Ltd. is responsible for the original local wafer sales business in Japan

24. Details on transactions with the counterparty for the past year and the expected coming year: n/a

25. Source of funds: n/a

26. Any other matters that need to be specified: n/a

Exhibit 99.2

Represent subsidiary Nexpower Technology Corporation to announce its board's resolution to dissolve and liquidate the Company

1. Date of occurrence of the event: 2020/10/16

2. Company name: Nexpower Technology Corporation

3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence:

The business environment of the solar cell industry continues to be sluggish, and the company has been losing money for years. In order to avoid continuous losses and preserve shareholder’s equity, Nexpower’s board of directors resolved to dissolve and liquidate the company.

6. Countermeasures: NA

7. Any other matters that need to be specified: NA

Exhibit 99.3

UMC will convene Q3 2020 Investor Conference

1. Date of institutional investor conference: 2020/10/29

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q3 2020 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

October 8, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
September	Net sales	14,533,813	10,826,223	3,707,590	34.25%
Year-to-Date	Net sales	131,524,561	106,352,583	25,171,978	23.67%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,810,000	5,888,000	20,912,696

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of September 30, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,107,131
UMC (Note2)	16,373,599	16,569,991	94,107,131

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019 and July 29, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million and CNY¥ 900.4 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	174,300	0
Fair Value	0	0	1,345	0
Net profit (loss) from Fair Value	0	0	1,345	0
Written-off Trading
Contracts	0	0	8,659,221	0
Realized profit (loss)	0	0	12,073	0

Exhibit 99.3

United Microelectronics Corporation

For the month of September, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2020	Number of shares as of September 30, 2020	Changes

Chairman

President

President

Executive Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Stan Hung

SC Chien

Jason Wang

Ming Hsu

Oliver Chang

Chitung Liu

Lucas S Chang

TS Wu

C C Hsu

M C Lai

G C Hung

Wenchi Ting

Jerry CJ Hu

Y S Shen

Steven S Liu

SR Sheu

M L Liao

S S Hong

Francia Hsu

Eric Chen

Johnson Liu

Victor Chuang

Chuck Chen

S F Tzou

Le Tien Jung

Yau Kae Sheu

J Y Wu

Osbert Cheng

Steven Hsu

Purakh Raj Verma

Yanan Mou

Remi Yu

Michael CY Wang

Ji Fu Kung

C P Yen

Mindy Lin

Pang Min Wang

Ray Yang

Bellona Chen

39,916,452

6,994,648

10,200,000

933,000

453,589

2,593,217

650,000

869,809

1,152,068

1,526,863

1,350,791

850,000

595,000

675,000

900,000

1,418,892

3,540,809

616,406

641,000

930,000

426,413

124,671

140,000

1,579,108

770,000

850,000

600,191

840,000

550,000

0

0

120,000

0

587,741

952,645

1,167,925

327,126

126,274

255,126

59,301,452

19,294,648

28,715,000

9,283,000

6,713,589

8,280,217

4,600,000

4,899,809

5,352,068

5,726,863

5,240,791

4,150,000

4,545,000

4,250,000

4,800,000

4,718,892

6,240,809

4,366,406

4,671,000

5,030,000

2,036,413

1,764,671

1,750,000

3,299,108

2,590,000

2,820,000

2,800,191

2,961,000

2,310,000

1,200,000

1,000,000

2,013,000

1,500,000

1,827,741

2,258,645

3,157,925

1,919,126

1,576,274

1,905,126

19,385,000

12,300,000

18,515,000

8,350,000

6,260,000

5,687,000

3,950,000

4,030,000

4,200,000

4,200,000

3,890,000

3,300,000

3,950,000

3,575,000

3,900,000

3,300,000

2,700,000

3,750,000

4,030,000

4,100,000

1,610,000

1,640,000

1,610,000

1,720,000

1,820,000

1,970,000

2,200,000

2,121,000

1,760,000

1,200,000

1,000,000

1,893,000

1,500,000

1,240,000

1,306,000

1,990,000

1,592,000

1,450,000

1,650,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2020	Number of shares as of September 30, 2020	Changes
President Vice President	Jason Wang M C Lai	0 1,076,000	10,200,000 1,526,000	10,200,000 450,000